Execution Copy

BACKSTOP LOAN COMMITMENT AGREEMENT

by and among

TEMBEC INC. AND ITS SUBSIDIARIES SET FORTH HEREIN

and

J.P. MORGAN SECURITIES INC.

Dated as of December 18, 2007

1.	Backstop Loan Commitment.	2
2.	Fees and Expenses.	3
3.	Conditions to the Obligations of JPMSI.	3
4.	Indemnification	4
5.	Termination	5
6.	Clear Market.	5
7.	Notices.	6
8.	Assignment; Third Party Beneficiaries	7
9.	Prior Negotiations; Entire Agreement.	7
10.	GOVERNING LAW; VENUE	7
11.	Counterparts	8
12.	Waivers and Amendments.	8
13.	Headings.	8
14.	Currency	8
15.	Survival	9
16.	Public Announcements.	9
17.	No Advice.	9
Exhibit A – Term Sheet

BACKSTOP LOAN COMMITMENT AGREEMENT

This Backstop Loan Commitment Agreement (this "Agreement"), dated as of December 18, 2007 (the "JPMSI Backstop Date"), is entered into by and among Tembec Inc., a company organized under the laws of Quêbec ("Parent"); Tembec Industries Inc., a company organized under the laws of Canada ("TII"); Tembec Enterprises Inc., a company organized under the laws of Canada ("TEI" and together with Parent and TII, collectively referred to as the "Companies" or "Tembec") and J.P. Morgan Securities Inc. ("JPMSI").

WHEREAS, Tembec and a committee of holders of Notes of (i) Senior Unsecured 8.625% Notes issued by TII due in 2009 (the "2009 Notes"), (ii) Senior Unsecured 8.5% Notes issued by TII due in 2011 (the "2011 Notes") and (iii) Senior Unsecured 7.75% Notes issued by TII due 2012 (the "2012 Notes") have reached agreement with regard to the principal aspects of a recapitalization (the "Recapitalization") of Tembec and each of the material subsidiaries of Tembec as set forth in the term sheet attached hereto as Exhibit A (the "Term Sheet"). The 2009 Notes, the 2011 Notes and the 2012 notes are collectively referred to as the "Notes" and the holders of the 2009 Notes, 2011 Notes and 2012 Notes are collectively referred to as the "Noteholders";

WHEREAS, the Term Sheet contemplates that, among other things, TII will borrow term loans (collectively, the "New Loan") on the Implementation Date (as defined below) in the aggregate principal amount of not less than US$250 million and not more than US$300 million (the "Maximum New Loan Amount");

WHEREAS, contemporaneously with the execution of this Agreement, certain Noteholders (the "Consenting Noteholders") have entered into those certain Support Agreements (as amended, restated, supplemented or otherwise modified from time to time, the "Support Agreements") with the Companies pursuant to which each of the Consenting Noteholders has agreed to support the Plan and the Recapitalization, upon the terms and conditions set forth in its respective Support Agreement;

WHEREAS, contemporaneously with the execution of this Agreement, Tembec and JPMorgan Chase Bank, N.A. ("JPM") shall have entered into a backstop loan commitment agreement (as it may be amended or modified, the "JPM Backstop Commitment Agreement") on substantially identical terms to those contained herein and pursuant to which JPMSI has agreed to commit to fund or to cause an affiliate to fund on the date of the implementation of the Plan (the "Implementation Date") an aggregate principal amount of the New Loan not to exceed $264,500,000 (the "JPM Commitment Amount");

WHEREAS, contemporaneously with the execution of this Agreement, certain Initial Backstop Parties have entered into a backstop participation agreement (the "Backstop Participation Agreement") with JPM pursuant to which each such Initial Backstop Party commits to fund a portion of the New Loan on the terms and conditions set forth therein;

WHEREAS, JPMSI is an Initial Backstop Party that, instead of entering into the Backstop Participation Agreement, has entered into this Agreement and shall be considered an Initial Backstop Party for purposes of the Term Sheet;

WHEREAS, in order to facilitate the New Loan, pursuant to this Agreement, and subject to the terms, conditions and limitations set forth herein, JPMSI agrees to commit to fund or cause an affiliate to fund on the Implementation Date an aggregate principal amount of the New Loan not to exceed $35,500,000 (the "JPMSI Commitment Amount"); and

WHEREAS, Capitalized terms used herein but not defined in this Agreement have the meanings assigned thereto in the Term Sheet.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Tembec and JPMSI agree as follows:

1.

Backstop Loan Commitment.

(a)

Backstop Loan Commitment. Subject to the terms and conditions set forth herein and in the Term Sheet, JPMSI commits to lend or cause an affiliate to lend (the "Backstop Loan Commitment") up to the JPMSI Commitment Amount as set forth in Section 1(b) below, pursuant to a loan agreement governing the New Loan (the "New Loan Agreement"), the other agreements or instruments executed or delivered in connection therewith and such other documentation necessary, expedient or proper to effectuate the funding of the New Loan (all of the foregoing, together with the New Loan Agreement, the "New Loan Documentation"), in each case, on terms as provided for in the Term Sheet or otherwise in form and substance reasonably satisfactory to JPMSI and Tembec, it being understood that there shall be no additional conditions aside from (a) those set forth in the Term Sheet and (b) customary conditions mutually agreed to by JPMSI and Tembec.

(b)

JPMSI Commitment Percentage.

(i)

JPMSI, in its capacity as a Noteholder, shall fund its full pro rata share of the New Loan as made available to all Noteholders as described in Section 21 of the Term Sheet. The remainder of this Section 1(b) refers only to JPMSI’s incremental funding obligations pursuant to this Agreement, which shall be in addition to, and not applied against, JPMSI’s funding obligations in its capacity as a Noteholder as described in the first sentence of this Section 1(b).

(ii)

To the extent that the amount of the New Loan is not fully funded, as contemplated by the Term Sheet, by the Noteholders, JPMSI commits to fund a portion of the New Loan equal to (x) JPMSI’s Commitment Percentage (as defined below) multiplied by (y) (1) the aggregate principal amount of the New Loan minus (2) the aggregate principal amount funded by both (I) the Noteholders on or prior to the date by which the Noteholders shall be obligated to fund the New Loan pursuant to the Funding Agreement and (II) the Additional Backstop Parties on or prior to the date by which the Additional Backstop Parties shall be obligated to fund their portion of the New Loan pursuant to the Funding Agreement. As used in this Agreement, "JPMSI’s Commitment Percentage" shall mean, the fraction equal to (i) the JPMSI Commitment Amount divided by (ii) the Maximum New Loan Amount, rounded to the nearest dollar amount.

2.

Fees and Expenses.

(a)

Backstop Fees. As consideration for the Backstop Loan Commitment, Tembec shall pay to JPMSI $355,000 on January 2, 2008 which fee shall be non-refundable and earned by JPMSI on the JPMSI Backstop Date. Tembec agrees to (i) deliver New Common Shares as provided in Sections 35 and 38, as the case may be, of the Term Sheet to JPMSI (or an affiliate designated by JPMSI) as an Initial Backstop Party in an amount equal to (A) JPMSI’s Commitment Percentage multiplied by (B) the aggregate number of New Common Shares to be delivered to the Initial Backstop Parties pursuant to Sections 35 and 38, as the case may be, of the Term Sheet and (ii) pay a portion of the fees as provided in Section 36 of the Term Sheet to JPMSI (or an affiliate designated by JPMSI) as an Initial Backstop Party in an amount equal to (A) JPMSI’s Commitment Percentage multiplied by (B) the aggregate amount of fees to be paid to the Initial Backstop Parties pursuant to Section 36 of the Term Sheet, in each case, on the terms and conditions set forth in the Term Sheet.

(b)

Transaction Expenses. Tembec will reimburse or pay, as the case may be, the reasonable out-of-pocket fees, costs and expenses incurred by JPMSI and its affiliates with respect to the transactions contemplated hereby and in the Term Sheet and all related documentation, and all judicial and regulatory proceedings related to such transactions, including all reasonable fees, costs and expenses of (i) Stroock & Stroock & Lavan LLP and McMillan Binch Mendelsohn LLP, as counsel to JPMSI and (ii) any other professionals retained by JPMSI with the prior approval of Tembec (which approval shall not be unreasonably withheld, delayed or conditioned) in connection with the transactions contemplated by this Agreement and the Term Sheet (the "Transaction Expenses"). Tembec shall pay forthwith reasonable Transaction Expenses incurred through to the JPMSI Backstop Date and, on a monthly basis thereafter, pay Transaction Expenses incurred from the JPMSI Backstop Date through to the earlier of (i) 30 days following the Implementation Date or (ii) the JPM Backstop Termination Date. These obligations are in addition to, and do not limit, Tembec’s obligations under Section 4.

3.

Conditions to the Obligations of JPMSI.

In addition to the events set out in Section 39 of the Term Sheet which shall be deemed incorporated by reference herein and deemed a part hereof, the Backstop Loan Commitment and the obligation of JPMSI to fund the New Loan pursuant to the Backstop Loan Commitment on the Implementation Date are subject to the following conditions:

(a)

New Loan Documentation. The New Loan Documentation shall be in form and substance satisfactory to JPMSI and Tembec, each acting reasonably, and consistent in all material respects with the Term Sheet and all conditions to the execution of the New Loan shall have been satisfied or waived by JPMSI and the other New Lenders.

(b)

Funding Agreement. Tembec, JPM and JPMSI shall have entered into a funding agreement (the "Funding Agreement") in form and substance satisfactory to JPM, JPMSI and Tembec, each acting reasonably, and otherwise consistent in all respects with the Term Sheet.

(c)

Equity Agreement. Tembec, JPM and JPMSI shall have entered into an equity issuance agreement (the "Equity Agreement") in form and substance satisfactory to JPM, JPMSI and Tembec, each acting reasonably, and otherwise consistent in all respects with the Term Sheet.

(d)

Depository Agreement. Tembec, the depositary agent, JPM, JPMSI, and the other depositors thereto, shall have entered into a depository agreement (the "Depository Agreement") in form and substance satisfactory to JPM, JPMSI and Tembec, each acting reasonably, and, consistent in all respects with the Term Sheet.

(e)

Backstop Loan Commitment Notice. JPMSI shall have received a timely notice in form acceptable to JPMSI, acting reasonably, from Tembec certifying the amount of the New Loan to be purchased and funded pursuant to the Backstop Loan Commitment.

(f)

Information. All public information in connection with the Term Sheet, this Agreement or information provided by Tembec to JPMSI relating to the execution of the Term Sheet (other than projections) shall have been, when furnished, true, complete and correct in all material respects and shall not have contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and all projections shall have been prepared in good faith based on reasonable assumptions.

4.

Indemnification.

(a)

Indemnification Generally. Whether or not the New Loan is consummated or this Agreement or the Backstop Loan Commitment is terminated, Tembec (in such capacity, the "Indemnifying Party") shall indemnify and hold harmless JPMSI and the Initial Backstop Parties, their respective affiliates and their respective officers, directors, employees, agents, advisors and controlling persons (each an "Indemnified Person") from and against any and all losses, claims, damages, liabilities joint or several, to which any such Indemnified Person may become subject arising out of, relating to, or in connection with any claim, challenge, litigation, investigation or proceeding with respect to the Backstop Loan Commitment, this Agreement, the Backstop Participation Agreement, the Plan or the transactions contemplated hereby or thereby, including without limitation, payment of the Backstop Fees, the Transaction Expenses or the Termination Fee (as defined below) or any breach of Tembec of this Agreement, regardless of whether any of such Indemnified Persons is a party thereto, and to reimburse such Indemnified Persons for any legal or other reasonable out-of-pocket expenses as they are incurred and on demand in connection with investigating, responding to or defending any of the foregoing, provided that the foregoing indemnification will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses to the extent that they are determined pursuant to a final, non-appealable order issued by a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct on the part of such Indemnified Person. If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless, then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party on the one hand and such Indemnified Person on the other hand but also the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, as well as any relevant equitable considerations.

The Indemnifying Party also agrees that no Indemnified Person shall have any liability based on their exclusive or contributory negligence or otherwise to the Indemnifying Party, any person asserting claims on behalf of or in right of any of the Indemnifying Party, or any other person in connection with or as a result of the Backstop Loan Commitment, this Agreement, the Backstop Participation Agreement or the transactions contemplated hereby or thereby, except as to any Indemnified Person to the extent that any losses, claims, damages, liability or expenses incurred by Tembec are determined pursuant to a final, non-appealable order issued by a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person in performing the services that are the subject of this Agreement or the Backstop Participation Agreement; provided, however, that in no event shall an Indemnified Person or such other parties have any liability for any indirect, consequential or punitive damages in connection with or as a result of any of their activities related to the foregoing. No Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems. The indemnity, reimbursement and contribution obligations of the Indemnifying Party under this Section 4 shall be in addition to any liability that the Indemnifying Party may otherwise have to an Indemnified Person and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnifying Party and any Indemnified Person.

5.

Termination.

(a)

Termination by JPMSI. In addition to the termination rights set out in Section 39 of the Term Sheet, JPMSI may terminate this Agreement upon (i) any material breach by Tembec of any of its representations, warranties, covenants or agreements contained in this Agreement, the Funding Agreement or the Equity Agreement, or (ii) the failure of any of the conditions set forth in this Agreement, in the case of (i) or (ii), that is not curable or, if curable, is not cured within 15 days after written notice of such breach or failure is given to Tembec by JPMSI.

(b)

Termination Fee. If applicable, Tembec shall pay the non-refundable Termination Fee as provided in Section 37 of the Term Sheet, on the terms set out in Section 37 of the Term Sheet.

6.

Clear Market.

From February 1, 2008, Tembec will not, and will not permit any of the subsidiaries of Tembec to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt securities or commercial bank or other credit facilities, without the prior written consent of JPMSI; provided, however, that this Section 6 shall not apply to (i) any activities relating to the CIT or Senior Facility, (ii) any rights to explore Alternative Transactions pursuant to Section 8 of the Support Agreement should the Recapitalization fail or (iii) the ability of Tembec to seek out Replacement Backstop Providers as contemplated by Section 39 of the Term Sheet.

7.

Notices.

All notices and other communications in connection with this Agreement will be in writing and will be deemed given (and will be deemed to have been duly given upon receipt) if delivered personally, sent via electronic facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

(a)

If to JPMSI, to:

J.P. Morgan Securities Inc.
c/o JPMorgan Chase Bank, N.A.
4 NY Plaza, 16th Floor
New York, N.Y. 10004
Attention: NeelimaVeluvolu
Fax: (646) 792-3855

with copies to:

Stroock & Stroock & Lavan LLP
180 Maiden Lane New York,
New York 10038
Attention: Lewis Kruger
Fax: (212) 806-6006

(b)

If to Tembec, to:

Tembec Industries Inc.
800 Rene-Levesque Blvd. West, Suite 1050
Montreal, Quebec H3B 1X0
Attention: Chief Financial Officer
Fax: (514) 397-0896

with a copy to:

Tembec Industries Inc.
800 Rene-Levesque Blvd. West, Suite 1050
Montreal, Quebec H3B 1X0
Attention: Vice President, General Counsel
Fax: (514) 397-0896

and to:

Goodmans LLP
250 Yonge Street
Suite 2400, Box 24
Toronto, ON M5B 2M6
Attention: Robert Chadwick
Fax: (416) 979-1234

8.

Assignment; Third Party Beneficiaries.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Notwithstanding the previous sentence, this Agreement or JPMSI’s rights and obligations hereunder may be assigned, delegated or transferred, in whole or in part, by JPMSI to any affiliate of JPMSI. Except as provided in Section 2(b) with respect to Transaction Expenses and Section 4 with respect to the Indemnified Parties, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

9.

Prior Negotiations; Entire Agreement.

This Agreement and the Term Sheet constitute the entire agreement of the parties and supersedes all prior agreements, arrangements or understandings, whether written or oral, between the parties with respect to the subject matter of this Agreement, except that the parties hereto acknowledge that any confidentiality agreements heretofore executed among the parties will continue in full force and effect.

10.

GOVERNING LAW; VENUE.

(a)

GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

(b)

VENUE. ANY DISPUTES OR CLAIMS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED OR DOCUMENTS REQUIRED HEREBY SHALL BE SUBMITTED TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK, COUNTY OF NEW YORK, AND APPROPRIATE APPELLATE COURTS THEREFROM. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BROUGHT IN SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE. EACH OF THE PARTIES HERETO AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

THIS CONSENT TO JURISDICTION IS BEING GIVEN SOLELY FOR PURPOSES OF THIS AGREEMENT AND IS NOT INTENDED TO, AND SHALL NOT, CONFER CONSENT TO JURISDICTION WITH RESPECT TO ANY OTHER DISPUTE IN WHICH A PARTY TO THIS AGREEMENT MAY BECOME INVOLVED. EACH OF THE PARTIES HERETO HEREBY CONSENTS TO PROCESS BEING SERVED BY ANY PARTY TO THIS AGREEMENT IN ANY SUIT, ACTION, OR PROCEEDING OF THE NATURE SPECIFIED IN THIS SECTION 10 BY THE MAILING OF A COPY THEREOF IN THE MANNER SPECIFIED BY THE PROVISIONS OF SECTION 10.

(c)

WAIVER OF JURY TRIAL. EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE JPM BACKSTOP COMMITMENT AGREEMENT, THE TERM SHEET, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

11.

Counterparts.

This Agreement may be executed in any number of counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other party (including via facsimile or other electronic transmission), it being understood that each party need not sign the same counterpart.

12.

Waivers and Amendments.

This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions of this Agreement may be waived, only by a written instrument signed by each of the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof, nor will any waiver on the part of any party of any right, power or privilege pursuant to this Agreement, nor will any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement. The rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any party otherwise may have at Law or in equity.

13.

Headings.

The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

14.

Currency.

Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all cash payments hereunder shall be made in United States dollars.

15.

Survival.

Sections 2, 4, 5 and 6 shall remain in full force and effect whether or not definitive New Loan Documentation shall be executed and delivered and notwithstanding the termination of this Agreement or the Backstop Loan Commitment.

16.

Public Announcements.

Without the prior written consent of Tembec, not to be unreasonably withheld, JPMSI shall not issue any press releases or otherwise make any public announcement with respect to this Agreement, the Term Sheet and the transactions contemplated hereby and thereby, and any such press release or public announcement shall be in form acceptable to Tembec, acting reasonably. Prior to issuing any press release or otherwise making any public announcement with respect to this Agreement, the Term Sheet and the transactions contemplated hereby and thereby, Tembec shall provide JPMSI with a copy of such draft press release or public announcement for JPMSI’s review and shall not issue any press release or any public announcement that mentions JPMSI by name, without JPMSI’s prior written consent (with respect to the portion of the press release that mentions JPMSI); provided, however, that the foregoing shall be subject to Tembec’s overriding obligation to make any disclosure under any applicable securities law, and in such circumstances Tembec shall use its reasonable best efforts to give prior oral or written notice to JPMSI and reasonable opportunity for JPMSI to review or comment on the disclosure, and if any such prior notice is not possible, to give such notice immediately following the making of any such disclosure.

17.

No Advice.

Tembec acknowledges and agrees that JPMSI is not advising Tembec as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. Tembec shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby or in the Term Sheet, and JPMSI shall have no responsibility or liability to Tembec with respect thereto. Any review by JPMSI of transactions contemplated hereby or in the Term Sheet or other matters relating to such transactions will be performed solely for the benefit of JPMSI and shall not be on behalf of Tembec.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

TEMBEC INC.

By:	"James M. Lopez"
	Name:	James M. Lopez
	Title:	President and Chief Executive Officer

By:	"Michel Dumas"
	Name:	Michel Dumas
	Title:	Executive Vice-President, Finance
& Chief Financial Officer

TEMBEC INDUSTRIES INC.

By:	"James M. Lopez"
	Name:	James M. Lopez
	Title:	President and Chief Executive Officer

By:	"Michel Dumas"
	Name:	Michel Dumas
	Title:	Executive Vice-President, Finance
& Chief Financial Officer

TEMBEC ENTERPRISES INC.

By:	"James M. Lopez"
	Name:	James M. Lopez
	Title:	President and Chief Executive Officer

By:	"Michel Dumas"
	Name:	Michel Dumas
	Title:	Executive Vice-President, Finance
& Chief Financial Officer

J.P. MORGAN SECURITIES INC.

By:	"John Abate"
	Name:	John Abate
	Title:	Authorized Signatory

[Signature Page of Backstop Loan Commitment Agreement]

Exhibit A

Term Sheet

TEMBEC INC.

RECAPITALIZATION TERM SHEET

RE: Tembec Inc.; Tembec Industries Inc. ("TII"); Tembec Enterprises Inc. ("TEI") (Tembec Inc., TII, TEI and all other material wholly-owned subsidiaries of Tembec Inc. are collectively referred to as "Tembec"); Senior Unsecured 8.625% Notes issued by TII due in 2009 (the "2009 Notes"); Senior Unsecured 8.5% Notes issued by TII due in 2011 (the "2011 Notes"); Senior Unsecured 7.75% Notes issued by TII due 2012 (the "2012 Notes") (the 2009 Notes, the 2011 Notes and the 2012 Notes are collectively referred to as the "Notes"); the holders of the 2009 Notes, 2011 Notes and 2012 Notes (the "2009 Noteholders", the "2011 Noteholders" and the "2012 Noteholders", respectively and collectively the "Noteholders"); existing common shareholders of Tembec Inc. (the "Shareholders"); the trust indentures under which the Notes were issued by TII, as amended, modified or supplemented prior to the date hereof (collectively the "Indentures").

The purpose of this Term Sheet is to set out the principal terms of a proposed Recapitalization (defined below) of Tembec and a new term loan to TII maturing in 2012 in the aggregate maximum principal amount of US$300 million (the "New Loan"). This Term Sheet does not create any obligations on the part of Tembec Inc., TII, TEI, any of their respective subsidiaries, any Noteholder, any Shareholder or any other person, until such party has executed a Support Agreement (defined below) attaching this Term Sheet and such Support Agreement has become effective and binding on such party in accordance with its terms.

This Term Sheet is a summary of the terms and conditions of the Recapitalization and the New Loan. Certain matters described herein (such as the terms and conditions of, and final documentation for, the New Loan) may be subject to the negotiation, execution and delivery of definitive documentation.

A.

RECAPITALIZATION

1.

Recapitalization

The Noteholders’ claims against TII and Tembec Inc. pursuant to the Notes and the Indentures shall be addressed in accordance with the following transactions (collectively, the "Recapitalization"), which are described in greater detail below and which shall be approved or implemented in part through a plan of arrangement (the "Plan") to be filed pursuant to section 192 of the Canada Business Corporations Act (the "CBCA") and approved and confirmed pursuant to a Court Order (the "Approval Order"):

(i)

the issuance (the "Recapitalized Equity Issuance") of new share capital by Tembec Inc. or a new successor public corporation (Tembec Inc. and any such new successor corporation referred to as "Tembec Inc.");

(ii)

the irrevocable exchange and transfer of the Notes and all of the Noteholders’ rights under the Notes and the Indentures for a portion of the Recapitalized Equity (defined below) allocated to the Noteholders pursuant to Section 3 below;

(iii)

the cancellation of the Indentures and the irrevocable extinguishment and elimination of all of the Noteholders’ entitlements with respect to the Notes and the Indentures, including TII’s obligations under the Notes and the Indentures and Tembec Inc.’s obligations as guarantor of TII’s obligations under the Notes and the Indentures; and

(iv)

he issuance of new warrants by Tembec Inc. (the "Warrants") on the terms set out in Part D.

The record date for the purposes of calculating the claims of all Noteholders shall be December 30, 2007 (the "Claims Record Date"). The aggregate amount of all Noteholders’ claims for principal and any accrued and unpaid interest as of the Claims Record Date is referred to herein as the "Noteholders’ Claim Amount". The aggregate amount of all Noteholders’ claims for principal, excluding any accrued and unpaid interest, as of the Claims Record Date is referred to herein as the "Noteholders’ Principal Claim Amount".

2.

Recapitalized Equity Issuance:

Immediately before the effective time of the Plan, and as a condition precedent to the Plan, Tembec Inc. shall: (i) issue 100,000,000 new common shares (each a "New Common Share" and collectively the "Recapitalized Equity") to replace all of its existing share capital (the "Existing Equity"); and (ii) reserve a sufficient number of additional new common shares in the capital of Tembec Inc. for issuance upon exercise of the Warrants (the "Warrant Shares"). The Recapitalized Equity shall be allocated as set forth in Section 3 below.

3.

Allocation of Recapitalized Equity:

The Recapitalized Equity shall be allocated as follows:

(i)

95,000,000 New Common Shares shall be distributed to the Noteholders as consideration for the Noteholders’ Principal Claim Amount. The New Common Shares shall be allocated among the Noteholders as follows:

  45,000,000 New Common Shares shall be allocated pro rata to the Noteholders based on each Noteholder’s respective share of the Noteholders’ Principal Claim Amount

  43,000,000 of the New Common Shares shall be allocated pro rata to those Noteholders who provide the New Loan based on the aggregate principal amount of the New Loan extended by each such Noteholder; and

  7,000,000 of the New Common Shares shall be allocated to those Noteholders who are Backstop Parties (defined below) pursuant to Section C.35; and

(ii)

5,000,000 of the New Common Shares shall be allocated pro rata to the Shareholders based on their respective holdings of the Existing Equity.

No fractional shares will be issued in respect of the Recapitalized Equity. Tembec shall use reasonable best efforts to obtain TSX listing for the Recapitalized Equity and the Warrants. If, after reasonable best efforts, Tembec is unable to obtain TSX listing for the Recapitalized Equity and the Warrants, Tembec shall use reasonable best efforts to obtain a listing for the Recapitalized Equity and the Warrants on another stock exchange or over the counter market.

4.

Senior Bank Facility:

The amended and restated financing agreement between TII, TEI, CIT Business Credit Canada Inc. ("CIT") and others dated May 30, 2007 (the "CIT Facility") shall remain in effect on substantially the same terms as currently in effect or replaced with a credit facility on substantially the same terms, including the first lien on the Working Capital Assets (defined below), subject to (i) any reasonable modifications requested by CIT or the replacement lender, as the case may be, and consented to by J.P. Morgan Securities, Inc. and/or JPMorgan Chase Bank, N.A., as backstop providers for the New Loan (collectively in such capacity, and otherwise taken together, "JPM"), acting reasonably, (ii) a second lien on the Fixed Assets (defined below), if agreed to by TII, TEI and CIT, (iii) other modifications necessary to ensure conformity with the New Loan and (iv) other modifications as provided for in this term sheet (the CIT Facility as so modified or any replacement facility, in accordance with the foregoing, being the "Senior Bank Facility").

CIT (or the replacement lender, as the case may be), the Administrative Agent (defined below), the Collateral Agent (defined below) and Tembec, each acting reasonably, shall enter into an intercreditor agreement in respect of the outstanding secured obligations, in form and substance satisfactory to JPM, acting reasonably.

5.

Treatment of Trade Debt:

TEI’s trade debt and any other trade debt of Tembec shall remain unaffected and shall be paid or satisfied in the ordinary course by TEI or Tembec, as the case may be.

6.

Treatment of Class B Shares and the IQ 6% Notes:

Tembec Inc. will: (a) issue a replacement unsecured 6% promissory note to Investissement Quêbec ("IQ") and other parties on terms no less favourable to Tembec than the existing 6% promissory note held by IQ (provided that interest shall be payable semi-annually on the principal amount of the replacement promissory note at a rate of 6% per annum and the replacement note shall not be convertible into equity), and in a principal amount not exceeding $18,000,000 with a maturity date no earlier than September 30, 2012; and (b) will enter into arrangements, satisfactory to Tembec Inc., with IQ and Sociêtê gênêrale de financement du Quêbec ("SGF") providing for the elimination of the Series 2 and Series 4 Class B Shares of Tembec Inc. held by IQ and SGF, respectively, for no additional consideration.

7.

Treatment of Employee Obligations:

Tembec’s obligations to its employees, including without limitation, with respect to its pension plans, shall remain unaffected.

8.

Treatment of Other Obligations:

Tembec’s other obligations shall remain unaffected and shall be paid or satisfied in the ordinary course by Tembec.

9.

Warrants:

Warrants to acquire 11,111,111 new common shares in the capital of Tembec Inc. shall be distributed on the Implementation Date (defined below) pro rata to the Shareholders based on their respective holdings of the Existing Equity as additional consideration for the Shareholders’ Existing Equity. The general terms of the Warrants are more particularly described in Part D.

10.

CBCA Plan of Arrangement:

Under the Plan and a special meeting of Tembec Inc.’s shareholders, the Recapitalization shall be completed or approved, including, without limitation, the following transactions:

(a)

the Recapitalized Equity Issuance;

(b)

the Noteholders shall irrevocably exchange and transfer the Notes and all of their rights under the Notes and the Indentures for the portion of the Recapitalized Equity allocated to them pursuant to Section 3 above; and

(c)

the Indentures shall be cancelled and all of the Noteholders’ entitlements with respect to the Notes and the Indentures, including TII’s obligations under the Notes and the Indentures and Tembec Inc.’s obligations as guarantor of TII’s obligations under the Notes and the Indentures, shall be irrevocably extinguished and eliminated.

The implementation of the Plan shall be subject to and conditional upon all required Court, creditor and other approvals, if and to the extent required. The Noteholders shall form a single class of creditors for the purpose of voting on the Plan. Tembec shall use reasonable best efforts to file the Plan on or before January 29, 2008 and to hold a Noteholder meeting and a Shareholder meeting on or before February 22, 2008 in respect of matters provided for in this Term Sheet. The successful completion of the Recapitalized Equity Issuance and issuance of the Warrants, and the reservation of the Warrant Shares, shall be a condition precedent to the Plan.

11.

Support Agreements

Certain Noteholders shall enter into support agreements attaching this Term Sheet as a Schedule (each a "Support Agreement") pursuant to which, among other things, each such Noteholder (individually, a "Noteholder Committee Member", with the ad hoc group of holders of the Notes to which such Noteholder Committee Member belongs being the "Noteholder Committee") will commit that (the following is a summary only, and in the event of any conflict between this summary and the Support Agreement, the terms of the Support Agreement shall govern):

(i)

 Such Noteholder Committee Member will not solicit or enter into transactions with respect to the refinancing, recapitalization and/or restructuring of Tembec other than the Recapitalization and the New Loan;

(ii)

Such Noteholder Committee Member will support the Recapitalization by, among other things: (a) voting in favour of the Plan; (b) abstaining from any act that would frustrate or hinder consummation of the Recapitalization or the Plan, including, without limitation, abstaining from taking any action to enforce a remedy in respect of any Identified Events of Default (defined below); and (c) consenting to any reasonable requests by Tembec for a temporary waiver of any Identified Events of Default; and

(iii)

In the event that (a) Tembec determines in its good faith judgement that it is desirable to proceed with an alternative transaction structure, including, without limitation a plan of compromise and arrangement under the Companies’ Creditors Arrangement Act instead of or in conjunction with the Plan, (b) such alternative transaction provides substantially the same treatment to all affected parties and the financial implications for Noteholders are the same, and (c) such alternative transaction is initiated on or before April 30, 2008 (as described in each of the foregoing clauses (a), (b) and (c), an "Alternative Recapitalization"), such Noteholder Committee Member will support such Alternative Recapitalization in the same manner and to the same extent that is has agreed to support the Recapitalization and the Plan.

12.

Interest

Tembec shall not be required to make any payments on account of interest on the Notes prior to the Implementation Date, provided that: (a) Tembec shall have the right, in its sole discretion, to make any payments in cash on account of any unpaid interest due and owing, or which has accrued, as of the Claims Record Date under the Notes; and (b) on the Implementation Date, Tembec shall make payments in cash on account of any unpaid interest which has accrued under the Notes as of the Claims Record Date.

13.

Identified Events of Default

For the purposes of this Term Sheet, Identified Events of Default means the Events of Default (as defined in the Indentures), if any, that arise as a result of the transactions contemplated by this Term Sheet, the Recapitalization, the Plan, the commencement or prosecution of the arrangement proceedings contemplated hereby, or any failure to pay interest under the Indentures during the course of such arrangement proceedings prior to the implementation of the Plan.

14.

Conditions to Recapitalization:

The Recapitalization shall be subject to conditions mutually agreed upon by Tembec and JPM, including the following:

(i)

the Plan, Approval Order, the new (or amended) articles, by-laws and other constating documents, and all definitive legal documentation in connection with all of the foregoing, to be satisfactory to Tembec and JPM, each acting reasonably;

(ii)

from the effective date of the Support Agreements, there shall have been no material adverse change in Tembec’s business operations; for greater certainty, any change in Tembec’s business operations resulting from or arising in connection with any of the following does not constitute a material adverse change in Tembec’s business operations: (a) any change in GAAP; (b) any adoption, proposal, implementation or change in applicable laws or any interpretation thereof by any governmental authority; (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (d) any change affecting any of the industries in which Tembec operates, including changes in exchange rates or commodity prices; (e) any natural disaster; (f) the execution, announcement, or performance of a Support Agreement, this Term Sheet, the Plan or any other related agreement and the consummation of the transactions completed thereby; (g) any change in the market price or trading volume of any securities of Tembec or any suspension of trading in securities generally on any securities exchange on which any securities of Tembec trade; (h) the failure, in and of itself, of Tembec to meet any internal or public projections, forecasts or estimates of revenues or earnings; or (i) any action taken by Tembec which is contemplated in this Term Sheet;

(iii)

timely satisfaction by Tembec in all material respects of each obligation referred to in this Term Sheet and in the Support Agreements that is to be performed on or before the Implementation Date; and

(iv)

successful approval of the Plan and the Approval Order being in full force and effect and consummation of the transactions contemplated by the Plan.

15.

Other

Tembec, in consultation with the legal and financial advisors to the Noteholder Committee (the "Committee Advisors"), shall use its commercially reasonable efforts to structure and complete the Recapitalization in the most tax effective manner.

Upon implementation of the Plan, Tembec, the Shareholders, the Noteholder Committee, JPM, the Backstop Parties, the indenture trustees named in the Indentures (the "Indenture Trustees"), and any of the foregoing persons’ respective officers, directors, employees, auditors, financial advisors, legal counsel and agents shall be released and discharged from any liabilities or claims (other than liabilities or claims attributable to any of such persons’ gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the date of implementation of the Plan in connection with the Existing Equity, the Notes, the Indentures (including, without limitation, the guarantee obligation of Tembec Inc. contained therein), the Recapitalization, the New Loan, any proceedings commenced with respect to the Plan and the Recapitalization, and any other actions or matters related directly or indirectly to the foregoing; provided that nothing in this paragraph will release or discharge any of Tembec, the Shareholders, the Noteholder Committee, JPM, the Backstop Parties or the Indenture Trustees from or in respect of their respective obligations under the Plan or the New Loan.

The Noteholder Released Parties (as defined in the Support Agreements) shall be indemnified as more particularly described in the Support Agreements.

16.

Implementation Date

The target implementation date of the Recapitalization will be February 29, 2008, subject to approval of the Plan by the Court and any regulatory matters (the date on which the Plan is implemented being the "Implementation Date").

B.

NEW LOAN

17.

Agents:

Tembec, in consultation with JPM, shall designate the administrative agent (the "Administrative Agent") and the collateral agent(s) (the "Collateral Agent") for the lenders under the New Loan.

18.

Borrower:

TII (the "Borrower")

19.

Guarantors:

Tembec Inc., TEI and all material wholly-owned Canadian and United States ("U.S.") subsidiaries of Tembec Inc., TEI and the Borrower from time to time (collectively, the "Guarantors") will jointly and severally guarantee indebtedness of the Borrower under the New Loan.

20.

Amount of New Loan:

No later than 15 business days prior to the Implementation Date, the Borrower shall notify JPM and the Administrative Agent of the aggregate principal amount of the New Loan that will actually be borrowed (the "New Loan Amount") by the Borrower on the Implementation Date, which amount shall not be less than US$250,000,000 nor more than US$300,000,000 (the "Maximum New Loan Amount"). If the New Loan Amount will be less than the Maximum New Loan Amount, conforming changes will be made to the Definitive New Loan Documentation (defined below) in order to reflect the New Loan Amount as the stated amount of the New Loan.

21.

New Lenders:

The Noteholders as of the Claims Record Date (including any Backstop Parties in their capacity as Noteholders) will be entitled to participate for up to their pro rata share (based on their respective share of the Noteholders’ Principal Claim Amount) of the New Loan, subject to a minimum participation of US$250,000, provided that (i) in the case of a Noteholder resident in the United States, such Noteholder would otherwise qualify as, or is a fund that is an affiliate of and managed by the same fund manager as, a "qualified institutional buyer" within the meaning of Rule 144A under the US Securities Act of 1933, as amended or, (ii) in the case of a Noteholder resident in a province or territory of Canada, such Noteholder would otherwise qualify as an "accredited investor" as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions (the "National Instrument"), or (iii) in the case of a Noteholder resident outside of Canada or the United States, such Noteholder would otherwise qualify as an "accredited investor" as such term is defined in the National Instrument as if such Noteholder was resident in Canada and can demonstrate to Tembec that it is qualified to participate in the New Loan in accordance with the laws of its jurisdiction of residence (the aggregate amount participated, the "Participated Amount") (those who participate, the "New Lenders").

22.

Security for New Loan:

(i)

To secure repayment of amounts owing under the New Loan and the related guarantees, the Borrower and the Guarantors (collectively, the "Credit Parties") will provide the Collateral Agent with a security interest in all of their respective property, assets and undertakings, including, without limitation, a pledge of the stock or other interests in their respective material majority-owned subsidiaries. With respect to the collateral currently securing the Senior Bank Facility (the "Working Capital Assets"), the security interest will be a second lien; with respect to all other property, assets and undertakings of the Credit Parties (the "Fixed Assets"), the security interest will be a first lien. It is understood and agreed that the liens securing the New Loan will be subject only to the permitted liens as outlined in Section 27(iv)

(ii)

The Credit Parties shall be permitted to enter into agreements designed to protect the Credit Parties against fluctuations in interest rates and currency exchange rates subject to conditions and limitations to be agreed to by the Credit Parties and JPM ("Permitted Hedging Agreements"), and the Credit Parties shall be permitted to grant security in respect of its obligations under Permitted Hedging Agreements, which security shall rank pari passu with the security securing the amounts owing under the New Loan.

(iii)

The security interest described in paragraph (i) above will take the form of a charge on all assets and a fixed charge on material assets as agreed by JPM and the Credit Parties and shall be subject to usual exceptions, including, without limitation: (a) assets that cannot be pledged without the consent of one or more third parties (provided that, (x) upon request by JPM, the relevant Borrower or Guarantor will use commercially reasonable efforts to obtain such consent and (y) upon elimination of such restriction, such assets shall be pledged (and for the avoidance of doubt, this exception shall not apply to assets as to which consent is required under the Senior Bank Facility)); and (b) any assets to the extent that (1) the burden or cost of obtaining or perfecting a security interest therein outweighs the benefit of the security afforded thereby as reasonably determined by the Credit Parties and JPM, (2) the granting of a security interest therein is not available or would be prohibited by enforceable anti-assignment provisions of contracts or applicable law in the relevant jurisdiction (provided that, upon elimination of such restriction, such assets shall be pledged), and (3) a pledge of such assets would violate the terms of any contract with respect to such assets. Upon implementation of the Plan, TEI shall release all security granted to it by TII in respect of any obligations outstanding between such parties.

(iv)

For greater certainty, nothing in this Section 22 shall apply to or affect any joint venture to which Tembec is a party or any of Tembec’s interests in or obligations with respect to any such joint venture, and nothing in this Section 22 shall apply to or affect any non-Canadian and non-U.S. subsidiaries or Tembec’s interests therein (other than to the extent of the pledge of a Credit Party’s equity interests therein and the second lien security interest in any receivables from such subsidiaries that may be owing to a Credit Party).

23.

Purpose of the New Loan:

The funds borrowed under the New Loan may be used by Tembec for the repayment of working capital facilities, capital expenditures and general corporate purposes.

24.

Effect of Over-Participation:

If the New Loan Amount is less than the Maximum New Loan Amount, then each New Lender’s share of the New Loan will be in an amount equal to such New Lender’s pro rata share (based on the participation requested by each New Lender as a proportion of the Maximum New Loan Amount) of the New Loan Amount.

25.

Maturity of New Loan:

The New Loan will mature on the date that is 4 years from the Implementation Date with no principal repayments prior to maturity except as noted in Section 27(i) below and except for customary provisions relating to casualty and insurance proceeds and 35% of equity issuance proceeds. A prepayment premium shall not apply to any of the foregoing repayments.

26.

Interest on the New Loan:

For Base Rate loans, payable quarterly in cash in arrears at the rate equal to the Base Rate plus 6.0%.

For LIBOR loans, payable in cash in arrears at the end of one, two or three months after the beginning of the relevant interest period (as designated in writing by the Borrower to the Administrative Agent prior to the beginning of a new interest period) at the rate equal to the relevant LIBOR plus 7.0%.

Default rate of Base Rate plus 8.0% (the "Default Rate"). LIBOR loans shall not be available after the occurrence of a Default, and any loans outstanding as at the time of such Default shall be automatically converted to Base Rate loans at such time and accrue interest at the Default Rate.

27.

Covenants:

The definitive documentation relating to the New Loan (the "Definitive New Loan Documentation") shall contain the following material covenants affecting the Credit Parties and any other covenants as agreed to by JPM and the Borrower prior to finalization of the Definitive New Loan Documentation:

(i)

A customary asset sale covenant covering collateral; provided that the Credit Parties may: (a) dispose of certain defined assets listed on a Schedule provided to the Committee Advisors prior to the JPM Backstop Date (defined below) having a maximum fair market value not to exceed CDN$50 million in the aggregate during the term of the New Loan; (b) sell inventory and receivables in the ordinary course; (c) dispose of any assets with an aggregate value of less than CDN$15 million in any 12-month period; and (d) dispose of any fixed assets (or exchange any existing fixed assets for substantially new fixed assets of substantially equal value, which will be added to the collateral pool for the New Loan) provided that any net proceeds from the disposition of such fixed assets shall be applied within 180 days to acquire or reinvest in, at fair market value, any new fixed assets, and provided that until the application thereof (x) such proceeds shall be held by the Administrative Agent (or, at the Administrative Agent’s option, by the Collateral Agent) under its sole dominion and control; provided that the Administrative Agent or the Collateral Agent, as the case may be, shall release a portion of the proceeds to the Credit Parties as required for reinvestment in capital expenditures relating to projects (but excluding ordinary course maintenance capital expenditures) based on a budgeted amount of such capital expenditures, (y) such dispositions shall not exceed CDN$50,000,000 per year, and (z) proceeds not so reinvested or in excess of such limit shall be applied to repay the New Loan;

(ii)

A debt incurrence covenant such that the Credit Parties may not incur debt other than: (a) debt obligations in respect of Permitted Hedging Agreements; (b) debt under the Senior Bank Facility in an amount not to exceed the amount available from time to time under the Senior Bank Facility based on the borrowing base formula set out in the Senior Bank Facility as at the JPM Backstop Date; (c) capital lease obligations, purchase money debt (including for permitted acquisitions or investments) and mortgage financings in an aggregate amount not to exceed CDN$25,000,000; (d) debt incurred in respect of or in connection with any government incentive programs not to exceed an amount outstanding at any one time during the term of the New Loan of CDN$20,000,000; (e) debt existing as at September 30, 2007 identified on a Schedule provided to the Committee Advisors prior to the JPM Backstop Date; (f) debt assumed in connection with an acquisition of assets or of a business; (g) replacement or refinancing of existing debt and debt permitted to be incurred pursuant to this paragraph in an amount not to exceed the amount of such debt and with no earlier maturity date; (h) debt incurred in the ordinary course of business as agreed to by the Borrower and JPM; (i) a general basket of CDN$50,000,000 outstanding at any one time for the term of the New Loan; and (j) any other permitted debt as agreed to by the Borrower and JPM;

(iii)

A customary restricted payments covenant with carve-outs to include, among other things, a general basket to be agreed upon by the Borrower and JPM and permitted investments to be agreed upon by the Borrower and JPM, including, without limitation, a basket of CDN$20,000,000 in the aggregate for investments in joint ventures and a general basket to be agreed upon by the Borrower and JPM;

(iv)

A limitation on liens covenant such that the Credit Parties may not create or incur any lien upon their property except: (a) customary permitted liens; (b) liens securing Permitted Hedging Agreements; (c) liens in respect of the Senior Bank Facility, permitted capital lease obligations, purchase money debt and mortgage financings; (d) subordinated liens in respect of debt permitted under subparagraph (ii)(i) above, subject to an intercreditor agreement acceptable to the Administrative Agent; and (e) other liens agreed upon by the Borrower and JPM;

(v)

A subsidiary distributions covenant such that the Credit Parties may not restrict the ability of any material subsidiary of the Credit Parties to make payments or transfer assets to the Credit Parties, except for customary carve-outs, including, without limitation, restrictions entered into pursuant to the Recapitalization and the New Loan, restrictions imposed pursuant to an agreement to sell a subsidiary of the Credit Parties (or all or substantially all of its assets), and any restrictions on transfers of assets pursuant to permitted liens;

(vi)

A fundamental changes covenant such that the Credit Parties may not enter into any merger, consolidation, amalgamation or other change of control transaction, except such transactions as are customarily permitted in a fundamental changes covenant for transactions of this type and any amalgamations among the Credit Parties;

(vii)

a limitation on affiliate transactions covenant such that, subject to customary carve-outs for transactions of this type, the Credit Parties shall not be permitted to enter into transactions with affiliates unless such transactions are either: (a) in the ordinary course and on terms and conditions no less favourable to Tembec than they would be if the transaction were to be negotiated with a party dealing at arms-length (in which case clause (b) does not apply); or (b) approved by the New Board in the case of affiliate transactions in excess of CDN$2,000,000 that do not fall within clause (a), provided that the aggregate amount of transactions outlined in this clause (b) shall not exceed CDN$15,000,000 during any 12-month period;

(viii)

A maintenance covenant such that, during any Non-Availability Period, Tembec Inc. shall maintain at all times consolidated EBITDA (as provided for in the Senior Bank Facility) of not less than CDN$150,000,000, calculated at the end of each monthly accounting period of Tembec Inc. for the 12 month period then ended, provided that for the purposes of this calculation, EBITDA shall be increased by the amount of the net proceeds of any debt which is unsecured with respect to any property or assets of Tembec or any of its restricted subsidiaries or any common share equity issuances of Tembec, in each case, which is permitted to be incurred or issued pursuant to the Senior Bank Facility, received by Tembec during such period (the "Maintenance Covenant"). For the purposes of this paragraph, "Non-Availability Period" means the period from the date on which Availability (as defined in the Senior Bank Facility) under the Senior Bank Facility has been less than CDN$35,000,000 (calculated on a daily basis) for 5 consecutive business days until the date Availability under the Senior Bank Facility has been greater than CDN$35,000,000 for 30 consecutive business days;

(ix)

A covenant limiting guarantees by the Credit Parties as agreed upon between the Borrower and JPM; and

(x)

A covenant concerning the addition of new material Guarantors and the release of immaterial dormant Guarantors as agreed upon between the Borrower and JPM.

28.

Senior Bank Facility Amendments

In the event that the terms of (including any defined terms referenced in) the financial maintenance covenant currently set out in Section 7.4(b) of the CIT Facility or any event of default relating to such financial maintenance covenant are amended, waived or modified in any way, the comparable Maintenance Covenant or event of default relating to such Maintenance Covenant set out in the Definitive New Loan Documentation shall be automatically and correspondingly amended, waived or modified (taking into account any differences between defined terms in the Senior Bank Facility and defined terms in the Definitive New Loan Documentation) without the consent of the Administrative Agent or any of the New Lenders.

In the event that the Senior Bank Facility is amended to include an additional financial maintenance covenant, such additional financial maintenance covenant, or event of default relating to such covenant, shall be automatically and correspondingly added to the Definitive New Loan Documentation (taking into account any differences between the defined terms in the Senior Bank Facility and the defined terms of the Definitive New Loan Documentation) (an "Additional Maintenance Covenant"). In the event that any additional financial maintenance covenant added to the Senior Bank Facility or any event of default relating to such additional financial maintenance covenant is amended, waived or modified in any way, the comparable Additional Maintenance Covenant or event of default relating to such Additional Maintenance Covenant set out in the Definitive New Loan Documentation shall be automatically and correspondingly amended, waived or modified (taking into account any differences between defined terms in the Senior Bank Facility and defined terms in the Definitive New Loan Documentation) without the consent of the Administrative Agent or any of the New Lenders.

If the Borrower pays any consent fee or waiver fee or provides any other inducement (financial, collateral or otherwise) with respect to any amendment, modification, waiver or consent of the financial maintenance covenant currently set out in Section 7.4(b) of the CIT Facility or of any additional financial maintenance covenant added to the Senior Credit Facility, the same fee (or other inducement) shall be payable to the Administrative Agent on behalf of the New Lenders under the New Loan.

Notwithstanding the foregoing, if any amendment, restatement, modification, or replacement of the Senior Credit Facility has the effect of removing or eliminating such financial maintenance covenant or any additional financial maintenance covenant or related event of default, then: (a) the Definitive New Loan Documentation shall continue to contain such financial maintenance covenant or any additional financial maintenance covenant as in effect immediately prior to such amendment, restatement, modification, or replacement; and (b) no consent fee or waiver fee (or other inducement) provided under the Senior Bank Facility with respect to such amendment, restatement, modification or replacement shall be payable to the Administrative Agent.

Other than as set out above, no amendments, waivers or modifications to the Senior Bank Facility shall affect or alter in any way the Definitive New Loan Documentation.

Other than as set out in Section 27 or as contemplated in this Section 28, the Definitive New Loan Documentation shall not contain any financial covenants or financial maintenance covenants.

29.

Optional Prepayment of New Loan:

The Definitive New Loan Documentation shall provide Tembec with the option to prepay all or a portion of the New Loan at any time upon payment of the principal amount of the New Loan to be prepaid (the "Prepaid Principal Amount") plus accrued and unpaid interest on such Prepaid Principal Amount and a premium on the Prepaid Principal Amount of 4% in the first year, 3% in the second year, 2% in the third year and no premium thereafter. Any principal amounts prepaid shall not be available for reborrowing. Any such prepayments not made at the end of an interest rate period shall include appropriate breakage costs.

30.

Events of Default:

The default provisions in the Definitive New Loan Documentation shall be similar to those in the Senior Bank Facility, except that it will only include cross-acceleration and not cross-default provisions with respect to the Senior Bank Facility.

31.

Conditions to New Loan:

The New Loan shall be subject to conditions mutually agreed upon by Tembec and JPM, including the following:

(i)

customary individual background checks on senior management and compliance with the Patriot Act, the results of which are satisfactory to JPM, acting reasonably;

(ii)

all definitive legal documentation, including a credit agreement, security agreements, pledge agreements, intercreditor agreements, subordination agreements and legal opinions satisfactory to JPM, acting reasonably;

(iii)

compliance with US and Canadian banking rules and regulations (e.g. anti-money laundering, "know your customer", Patriot Act etc.);

(iv)

no default or event of default shall have occurred and be continuing, both immediately prior to and after giving effect to the transactions on the Implementation Date, pursuant to the terms of the Definitive New Loan Documentation; and

(v)

satisfaction of the Conditions to Recapitalization in Section A.14.

C.

NEW LOAN BACKSTOP PROVISIONS

32.

JPM Backstop:

Tembec and JPM shall enter into an agreement pursuant to which JPM shall backstop the funding of the entire Maximum New Loan Amount (the "JPM Backstop", the date of such agreement, the "JPM Backstop Date"), subject to Section 39. The JPM Backstop shall be provided on terms to be mutually agreed between Tembec and JPM, which shall include: (i) that Tembec shall forthwith pay JPM’s reasonable professional fees and expenses through to the JPM Backstop Date; and (ii) that Tembec shall, on a monthly basis thereafter, pay JPM’s reasonable professional fees and expenses incurred from the JPM Backstop Date through to the earlier of: (i) 30 days following the Implementation Date or (ii) the JPM Backstop Termination Date.

Nothing herein shall limit or restrict JPM from acting in any capacity in addition to acting as the JPM Backstop provider.

33.

JPM Backstop Fee:

In consideration for providing the JPM Backstop, JPM shall be entitled to a backstop fee of US$3,000,000, which shall be earned on the JPM Backstop Date and paid in full on January 2, 2008.

34.

Backstop:

(a)

Defined Terms:

"Additional Backstop" means the backstop provided by the Additional Backstop Parties for the Additional Backstop Amount.

"Additional Backstop Amount" means the backstop amount agreed to be provided by the Additional Backstop Parties, up to a maximum aggregate amount of US$201,500,000.

"Additional Backstop Parties" means those Noteholders (or their affiliates) (i) who are designated by Tembec no later than January 31, 2008 (the "Additional Backstop Date") and (ii) who enter into support agreements with Tembec substantially similar to the Support Agreements.

"Backstop Parties" means, collectively, the Initial Backstop Parties and the Additional Backstop Parties.

"Initial Backstop" means the backstop provided by the Initial Backstop Parties for the Initial Backstop Amount.

"Initial Backstop Amount" means US$300,000,000 minus the Additional Backstop Amount.

"Initial Backstop Parties" means those Noteholders (or their affiliates) who (i) are not disqualified by JPM’s customary policies and requirements for lending syndicate members, consistently applied and (ii) have, on or before the JPM Backstop Date, executed backstop loan commitment agreements with JPM as identified to Tembec.

"Participation Shortfall" means the difference between the New Loan Amount and the Participated Amount.

"Standby Backstop" means the backstop provided by the Initial Backstop Parties in the amount of US$300,000,000 minus the Initial Backstop Amount (which difference is equal to the Additional Backstop Amount).

(b)

Noteholder Backstop Agreements:

The backstop agreement between JPM and each Initial Backstop Party shall be on customary terms and shall: (a) commit the Initial Backstop Party, subject to Section 39, to provide a loan to Tembec in an amount equal to such Initial Backstop Party’s relevant backstop amount as may be required to fully fund the Maximum New Loan Amount; (b) outline the terms of its backstop arrangements with JPM, including, without limitation, the Standby Backstop; and (c) provide that JPM may assign such backstop loan commitment agreement to Tembec without the consent of such Initial Backstop Party.

On or before the Additional Backstop Date, each Additional Backstop Party shall enter into a backstop loan commitment agreement with Tembec: (a) committing, subject to Section 39, to provide a loan to Tembec in an amount equal to such Additional Backstop Party’s relevant backstop amount required in order to fully fund the Additional Backstop Amount; (b) outlining the terms of its backstop arrangements with Tembec; and (c) providing that (i) Tembec may, if so requested by JPM, assign such backstop loan commitment agreement to JPM without the consent of such Additional Backstop Party and (ii) in the event such Additional Backstop Party defaults on its obligations under its backstop loan commitment agreement with Tembec and JPM funds such default in accordance with Section 38, Tembec shall assign such backstop loan commitment agreement to JPM. The backstop agreements with the Additional Backstop Parties shall not be on terms more favourable to the Additional Backstop Parties than contained in the backstop agreements with the Initial Backstop Parties.

(c)

Backstop Funding:

The Participation Shortfall (if any) shall be funded pro rata by the Initial Backstop Parties and the Additional Backstop Parties based on the Initial Backstop Parties' and the Additional Backstop Parties' respective proportions of the sum of the Initial Backstop Amount and the Additional Backstop Amount.

35.

Allocation of Recapitalized Equity to Backstop Parties:

The Backstop Parties shall be entitled to the following Recapitalized Equity:

(i)

The Initial Backstop Parties shall be entitled to:

(a)

2,000,000 of the New Common Shares when issued; plus

(b)

The number of New Common Shares (when issued) equal to (x) 5,000,000 times (y) a fraction, the numerator of which is the Initial Backstop Amount and the denominator of which is the Maximum New Loan Amount; plus

(ii)

The Additional Backstop Parties shall be entitled to:

(a)

The number of New Common Shares (when issued) equal to (x) 5,000,000 times (y) a fraction, the numerator of which is the Additional Backstop Amount and the denominator of which is the Maximum New Loan Amount.

36.

Backstop Fees:

Subject to Section 38, the Backstop Parties shall be entitled to the following fees:

(i)

The Initial Backstop Parties shall be entitled to:

(a)

Cash on the Implementation Date in an amount equal to 2.25% of the Initial Backstop Amount; plus

(b)

Cash on the Implementation Date in an amount equal to 1.0% of the Additional Backstop Amount.

(ii)

The Additional Backstop Parties shall be entitled to:

(a)

Cash on the Implementation Date in an amount equal to 2.25% of the Additional Backstop Amount.

37.

Backstop Termination Fee:

A one-time termination fee (the "Termination Fee") of US$8,500,000 plus all reasonable legal fees and related expenses incurred by JPM shall be payable, in cash, and allocated (i) US$3,500,000 to the Initial Backstop Parties, and (ii) US$5,000,000 to the Backstop Parties pro rata based on the Initial Backstop Amount and the Additional Backstop Amount, if, within a 6-month period following the JPM Backstop Date, either (x) Tembec concludes a refinancing with financing other than the New Loan, except as permitted in Section 39(iv), or (y) the Recapitalization does not occur for any reason other than:

(i)

the parties are unable, after having negotiated in good faith, to agree on final documentation (including the Definitive New Loan Documentation) consistent with the economic and covenant terms of this Term Sheet;

(ii)

the Plan or any Alternative Recapitalization either does not obtain necessary percentage approval by the Noteholders or does not obtain necessary Court approval, in each case notwithstanding the reasonable best efforts of the parties hereto (for the avoidance of doubt the failure to obtain necessary Shareholder approval shall not constitute an exception to Tembec’s obligation to pay the termination fee);

(iii)

CIT does not consent to the Recapitalization or the New Loan and Tembec is not reasonably able to consummate the Recapitalization or the New Loan as a result of such failure to consent (for the avoidance of doubt, if Tembec is able to obtain a replacement to the CIT Facility on reasonably acceptable business terms and the replacement lender consents to the Recapitalization and the New Loan, CIT’s non-consent shall not constitute an exception to Tembec’s obligation to pay the termination fee); or

(iv)

JPM materially breaches its commitments herein.

Tembec shall thereafter have no further debts, liabilities or obligations to JPM, the Backstop Parties or the New Lenders in relation to the New Loan, this Term Sheet or the Support Agreements, including any obligation to pay fees pursuant to Section 36 hereof.

38.

Failure to Fund by Backstop Parties

Subject to Section 39, in the event any Additional Backstop Party defaults on its obligation to Tembec to fund its relevant portion of the Additional Backstop Amount (an "Additional Backstop Default Amount"), pursuant to the Standby Backstop, Tembec shall promptly notify JPM and the Initial Backstop Parties shall fund, on a pro rata basis, each Additional Backstop

Default Amount and the applicable backstop fees relating to the Additional Backstop Default Amount shall be adjusted and paid to the Initial Backstop Parties on the same basis as they would have been paid to the defaulting Additional Backstop Party.

Subject to Section 39, in the event any Initial Backstop Party defaults on its obligation to fund its relevant portion of the Initial Backstop Amount (the "Initial Backstop Default Amount") or the Additional Backstop Default Amount (the "Standby Backstop Default Amount"), JPM (pursuant to the JPM Backstop) shall fund (or arrange to be funded) each Initial Backstop Default Amount or Standby Backstop Default Amount, as the case may be, and the applicable backstop fees relating to the Initial Backstop Default Amount or the Standby Backstop Default Amount, as the case may be, shall be adjusted and paid to JPM on the same basis as they would have been paid to the defaulting Initial Backstop Party.

39.

Conditions to JPM Backstop and Noteholder Backstop

(i)

Subject to the remainder of this Section 39, and other customary closing conditions, the JPM Backstop and JPM’s agreement to perform the services relating to the JPM Backstop described herein are subject to: (a) there not occurring or becoming known to JPM any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries, taken as a whole, other than solely as a result of: (1) changes in exchange rates between the Canadian Dollar and United States Dollar; (2) changes in commodity prices; (3) the execution, announcement, or performance of a Support Agreement, this Term Sheet, the Plan or any other related agreement and the consummation of the transactions contemplated thereby; or (4) any action taken by Tembec which is contemplated in this Term Sheet; (b) JPM not becoming aware after the date hereof of any information or other matter affecting the Borrower or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to JPM prior to the date hereof; (c) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that could reasonably be expected to materially impair the JPM Backstop; and (d) the New Loan Amount is not funded on or before the Expiry Date. For the purposes of this Section 39: (1) "Expiry Date" means the later of (x) 14 days following the delivery by JPM to Tembec of written notice of expiry pursuant to clause (d) above and (y) March 31, 2008; and (2) "JPM Backstop Termination Date" means, if termination is pursuant to the foregoing clause (d), the Expiry Date, and if termination is pursuant to the foregoing clauses (a), (b) or (c) above, the date on which written notice is provided by JPM to Tembec of such termination.

(ii)

Upon the occurrence of the JPM Backstop Termination Date and subject to paragraph (iii) below, JPM shall assign to Tembec all of JPM’s rights and interests in and to the backstop agreements entered into by each Initial Backstop Party that elects to become a Continuing Backstop Party (defined below).

(iii)

On or before the fifth business day following the JPM Backstop Termination Date (such fifth business day being the "Noteholder Backstop Termination Date"), each of the Initial Backstop Parties and each of the Additional Backstop Parties shall have the right in its sole discretion to terminate the Initial Backstop, the Standby Backstop or the Additional Backstop, as the case may be, and its agreement to perform the services relating to the Initial Backstop, the Standby Backstop or the Additional Backstop, as the case may be, upon providing written notice to Tembec (a Backstop Party that elects to provide such a termination notice is referred to as a "Terminating Backstop Party" and a Backstop Party that does not elect to provide such a termination notice is referred to as a "Continuing Backstop Party").

(iv)

On the thirtieth day after the Noteholder Backstop Termination Date, all backstop obligations of each Continuing Backstop Party shall automatically terminate unless, prior to such date, either (a) the New Lenders have theretofore subscribed in the aggregate for not less than $250,000,000 of the New Loan or (b) Tembec has entered into an agreement for (1) a replacement backstop provider to provide a backstop for the New Loan Amount on substantially similar terms as the JPM Backstop or (2) replacement backstop parties to provide an initial backstop, standby backstop or additional backstop, as the case may be, on substantially similar terms (including the same aggregate amount) as the Initial Backstop, the Standby Backstop or the Additional Backstop, as the case may be, provided by the Terminating Backstop Parties. In either such event, the obligations of each Continuing Backstop Party shall continue in accordance with the remaining provisions of this Term Sheet, its backstop agreement and the Plan, subject to Sections A.14 and B.31, provided that, without its written consent, each Continuing Backstop Party shall not be required to fund more than it would have been required to fund if there had been no Terminating Backstop Parties.

(v)

No fees (other than accrued professional fees of JPM to the extent set out in Section 32), including without limitation, the Termination Fee, or other consideration shall be paid or payable to either JPM or any Terminating Backstop Party upon or following any termination of their obligations in accordance with this Section 39, it being understood that nothing in this paragraph affects Section 37 as it relates to the Continuing Backstop Parties.

(vi)

Nothing in this Section 39 shall affect (a) any party’s obligations (including JPM, any Continuing Backstop Party, any Terminating Backstop Party and any New Lender) under its Support Agreement except to the extent specifically provided in such Support Agreement or (b) any New Lender’s obligations under the Definitive New Loan Documentation, the Plan or other documents executed in connection with the New Loan and the Plan, each of which such obligations shall remain in full force and effect in accordance with their terms.

D.

WARRANTS

40.

Description of the Warrants:

Tembec Inc. shall issue 11,111,111 warrants to the Shareholders as additional consideration for their Existing Equity, which may be exercised without any payment or consideration pursuant to the terms of this Part D.

41.

Conversion of Warrants into Recapitalized Equity:

Each Warrant shall be convertible into one New Common Share, subject to adjustment, as described in Section 44.

42.

Term of the Warrants:

The Warrants shall expire 4 years after the Implementation Date if not exercised.

43.

Exercise of Warrants:

The Warrants shall not be exercised in whole or in part, except as follows:

(i)

The Warrants shall be deemed to be exercised and shall be automatically converted into an aggregate of 11,111,111 New Common Shares of Tembec Inc.:

(a)

when the 20-day volume-weighted average trading price of a single New Common Share reaches or exceeds CDN$12.00; or

(b)

immediately prior to any transaction that would constitute a change of control of Tembec Inc. (including by way of merger, plan of arrangement or similar transaction) (a "Change of Control") at a price per common share equal to at least CDN$12.00, as determined by a nationally-recognized investment dealer selected by Tembec Inc.;

(ii)

If there is a Change of Control transaction during the term of the Warrants prior to the price per common share reaching or exceeding CDN$12.00 as provided in paragraph (i)(a) above, the holders of the Warrants will be entitled to participate in such transaction and receive an amount determined by a nationally-recognized investment dealer selected by Tembec Inc. using a Black-Scholes valuation model for a security of this nature, assuming (a) 35% volatility, (b) the effective price being offered for a common share of Tembec Inc. in such transaction, (c) the remaining term of the Warrants and (d) a risk-free rate equal to the yield on the Government of Canada 90-day treasury bill.

44.

Terms and Conditions of the Warrants:

The Warrants shall carry standard terms customary to such warrant offerings, including anti-dilution protection and adjustments for dividends.

E.

CORPORATE GOVERNANCE

45.

Size of Board:

The Board of Directors of Tembec Inc. following the Recapitalization (the "New Board") shall be comprised of nine Directors. The Chief Executive Officer of Tembec Inc. shall occupy one position on the New Board. A union representative shall also occupy one position on the New Board.

46.

Selection Process:

The selection of the remaining seven directors shall be shall be undertaken by representatives selected by the Noteholder Committee (the "Noteholders’ Representatives") and representatives selected by the current Board of Tembec Inc. (the "Tembec Representatives") and shall be completed by February 22, 2008 or such later date as agreed to by the Noteholders’ Representatives and the Tembec Representatives.

The Noteholders’ Representatives and Tembec Representatives may agree on a professional search firm to assist in the selection process.

If the Noteholders’ Representatives and Tembec Representatives are unable to agree on the selection of the remaining seven directors, the Noteholders’ Representatives shall have selection rights in respect of five directors and the Tembec Representatives shall have selection rights in respect of two directors.

Notwithstanding the foregoing, any single Noteholder holding 20% or more of the Notes shall be entitled to nominate one director to the New Board, provided that the total number of directors nominated by any such Noteholder and the Noteholders’ Representatives shall not exceed five.

The Chair of the New Board shall be selected by mutual agreement of the Noteholders’ Representatives and Tembec Representatives, or, failing such agreement, shall be selected by the New Board.

47.

Rights Plan:

Effective on the implementation of the Plan and subject to approval by the Shareholders, Tembec Inc. will establish a shareholder rights plan (the "Rights Plan") to ensure, to the extent practicable, that all shareholders of Tembec Inc. will be treated equally and fairly in connection with any take-over offer for Tembec Inc. For the purposes of the Rights Plan, the "Permitted Bid" mechanism will endeavour to ensure that any person seeking to acquire beneficial ownership of more than 20% of the New Common Shares gives shareholders and the New Board sufficient time to evaluate the transaction, negotiate with the acquiror and encourage the making of competing bids, all with a view to maximizing shareholder value.

48.

Other:

Tembec and the Noteholders’ Representatives will select a nationally recognized firm of compensation consultants to work with (i) the current Board of Tembec Inc. to review and address, on or prior to the Implementation Date, all employee loan obligations under Tembec’s existing employee equity program in an appropriate manner based on similar transactions of this nature, (ii) the current Board of Tembec Inc. to implement, on or prior to the Implementation Date, an appropriate compensation plan for senior management in the context of the completed Recapitalization based on similar transactions of this nature, and (iii) the New Board to design and implement an appropriate compensation program including a compensation plan and incentive plan for senior management based on an appreciation of the Recapitalized Equity.

49.

Corporate Offices:

The Head Office and Corporate Office of Tembec shall remain in the Province of Quebec.